SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

W. R. GRACE & CO.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

38388F108

(CUSIP Number)

James C. Melville

Kaplan, Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN

(612) 375-1138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38388F108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WRG Asbestos PI Trust FEIN: 46-4488430
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000[1]
	9.	Sole Dispositive Power 10,000,000[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.51%[2]
14.	Type of Reporting Person (See Instructions) OO

1 Number of shares of common stock, par value $.01 per share (“Common Stock”) of W. R. Grace & Co., a Delaware corporation (“WRG”), upon exercise of warrants at an exercise price $17.00 per share (the “Warrants”) granted by WRG to the WRG Asbestos PI Trust, a Delaware statutory trust (the “Trust”) under that certain Warrant Agreement, dated February 3, 2014 (the “Warrant Agreement”), which was entered into pursuant to the First Amended Joint Plan of Reorganization for WRG, and the other Debtors whose Chapter 11 cases are jointly administered under Case No. 01-01139-JKF in the United States Bankruptcy Court for the District of Delaware (the “Plan”).

2 With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 86,896,708 was used as the total amount of outstanding shares, which amount includes (a) the 76,896,708 shares of Common Stock issued and outstanding as of October 31, 2013, as reflected in WRG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 and (b) the 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 38388F108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trust Advisory Committee, appointed under the WRG Asbestos PI Trust Agreement, dated February 3, 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.51%[2]
14.	Type of Reporting Person (See Instructions) OO

1 Number of shares of Common Stock issuable upon exercise of the Warrants.

2 With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 86,896,708 was used as the total amount of outstanding shares, which amount includes (a) the 76,896,708 shares of Common Stock issued and outstanding as of October 31, 2013, as reflected in WRG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, and (b) the 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 38388F108

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Roger Frankel, in his capacity as the Asbestos PI Future Claimants’ Representative under the WRG Asbestos PI Trust Agreement, dated February 3, 2014.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.51%[2]
14.	Type of Reporting Person (See Instructions) IN

1 Number of shares of Common Stock issuable upon exercise of the Warrants.

2 With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 86,896,708 was used as the total amount of outstanding shares, which amount includes (a) the 76,896,708 shares of Common Stock issued and outstanding as of October 31, 2013, as reflected in WRG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, and (b) the 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of W. R. Grace & Co., a Delaware corporation (“WRG”). The principal executive offices of WRG are located at 7500 Grace Drive, Columbia, Maryland 21044.

Item 2.	Identity and Background

This Statement is being filed jointly by the WRG Asbestos PI Trust, a Delaware statutory trust (the “Trust”), formed pursuant to the WRG Asbestos PI Trust Agreement, dated February 3, 2014 (the “Trust Agreement”), the Trust Advisory Committee, a committee established under the Trust Agreement (the “TAC”), and Roger Frankel, in his capacity as the Asbestos PI Future Claimants’ Representative (the “FCR”) under the Trust Agreement (each, a “Reporting Person,” and, collectively, the “Reporting Persons”). Set forth below is certain information with respect to each Reporting Person.

Capitalized terms used but not otherwise defined in this statement shall have the meanings assigned to them in the Trust Agreement and the First Amended Joint Plan of Reorganization for WRG, and the other Debtors whose Chapter 11 cases are jointly administered under Case No. 01-01139-JKF in the United States Bankruptcy Court for the District of Delaware (the “Plan”), which are attached hereto as Exhibits 1 and 2, respectively.

The Trust

The Trust was formed as a Delaware statutory trust pursuant to the Trust Agreement, in substantially the form approved by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The purpose of the Trust is to assume all liabilities and responsibility for all PI Trust Claims, and, among other things to: (a) direct the processing, liquidation and payment of all PI Trust Claims in accordance with the Plan, the WRG Asbestos PI Trust Distribution Procedures (the “TDP”), and the Confirmation Order (as defined below); (b) preserve, hold, manage and maximize the assets of the Trust for use in paying and satisfying PI Trust Claims; and (c) qualify at all times as a qualified settlement fund. The Trust is to use the Trust’s assets and income to pay the holders of all PI Trust Claims in accordance with the Trust Agreement and the TDP in such a way that such holders of PI Trust Claims are treated fairly, equitably, and reasonably in light of the finite assets available to satisfy such claims, and to otherwise comply in all respects with the requirements of a trust set forth in Section 524(g)(2)(B) of the United States Bankruptcy Code. The Trust’s principal office is located at 1100 North Market Street, Wilmington, Delaware, 19890-1625.

On April 2, 2001, WRG and 61 of its United States subsidiaries and affiliates (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

On January 31, 2011, the Bankruptcy Court issued an order confirming the Plan (the “Confirmation Order”), which Confirmation Order was affirmed by order of the United States District Court for the District of Delaware on January 31, 2012 (the “District Court Order”). Portions of the Trust Agreement and the Plan are summarized below. These forgoing summaries are qualified in their entirety by reference to the full texts of the Trust Agreement and the Plan, copies of which are attached hereto as Exhibits 1 and 2 respectively, and are incorporated herein by this reference.

On February 3, 2014 (the “Effective Date”), the Plan became effective.

On the Effective Date, WRG, as reorganized, granted the Trust warrants (the “Warrants”) to acquire 10,000,000 shares of Common Stock at an exercise price of $17.00 per share, expiring one year from the Effective Date, subject to the terms of that certain Warrant Agreement, dated February 3, 2014, entered into by and between WRG and the Trust (the “Warrant Agreement”). The number of shares of Common Stock for which the Warrants are exercisable and the exercise price therefor are subject to customary anti-dilution adjustments in the event of certain actions by WRG. The forgoing description is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by this reference. The terms applicable to the Warrants under the Warrant Agreement are modified in certain respects by the Warrant Implementation Agreement described below.

On October 25, 2012, WRG entered into a letter agreement (the “Warrant Implementation Agreement”) with the Official Committee of Asbestos Personal Injury Claimants, the Asbestos PI Future Claimants’ Representative appointed to serve during the Chapter 11 cases and the Official Committee of Equity Securities Holders. The Warrant Implementation Agreement was approved by the Bankruptcy Court on December 11, 2012 and became effective on the Effective Date. The Warrant Implementation Agreement modifies the Warrant Agreement to provide for the settlement of the Warrants in cash prior to the expiration date of the Warrants. The Warrant Implementation Agreement provides that WRG will purchase from the Trust, and the Trust will sell to WRG, the Warrants on the earlier of the date on which the Trust delivers to WRG a written notice of its election to require WRG to repurchase the Warrants and the expiration date of the Warrants. The Trust has the option, in its sole and absolute discretion, to not sell the Warrants to WRG and to participate in any “Acquisition Transaction” (as defined in the Warrant Implementation Agreement) that is publicly announced, offered, proposed or disclosed after February 3, 2014 but before the Trust delivers a written notice to sell the Warrants back to WRG. Under the terms of the Warrant Implementation Agreement, the Trust is prohibited from transferring the Warrants other than in connection with an Acquisition Transaction, notwithstanding the terms of the Warrant Agreement. The Warrant Implementation Agreement provides that WRG will repurchase the Warrants from the Trust for a price equal to the average of the daily closing prices of Common Stock during the period commencing one day after the Effective Date and ending on the earlier of (A) the day prior to the date on which the Trust elects to sell the Warrants back to WRG and (B) the expiration date of the Warrants, multiplied by 10 million (the number of shares of Common Stock issuable under the Warrants), less $170 million (the aggregate exercise price of the Warrants), provided that if the average of the daily closing prices is less than $54.50 per share, then the repurchase price would be $375 million, and if the average daily closing prices exceeds $66.00 per share, then the repurchase price would be $490 million. The foregoing description is qualified in its entirety by reference to the full text of the Warrant Implementation Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

The Trust is administered by three independent persons as Trustees. The initial Trustees of the Trust are Harry Huge, Lewis Sifford and Dean M. Trafelet. Mr. Sifford serves as the Managing Trustee. The Trustees serve staggered initial terms of five (5) years, in the case of Mr. Huge, four (4) years in the case of Mr. Trafelet and three (3) years in the case of Mr. Sifford. To the best of the Trust’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each of the Trustees:

1.	Name;

2.	Residence or business address;

3.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

4.	Citizenship.

During the last five years, neither the Trust nor, to the best of the Trust’s knowledge, any of the Trustees has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The TAC

The TAC is a four member advisory committee established pursuant to the Trust Agreement. The members of the TAC serve in a fiduciary capacity representing all holders of present PI Trust Claims. The TAC’s principal office is located at c/o Caplin & Drysdale Chartered, One Thomas Circle, N.W., Suite 1100, Washington, D.C. 20005-5802.

To the best of the TAC’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each member of the TAC:

1.	Name;

2.	Residence or business address;

3.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

4.	Citizenship.

During the last five years, neither the TAC nor, to the best of the TAC’s knowledge, any of its members has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The FCR

The name of the FCR is Roger Frankel. He serves in such capacity under the Trust Agreement. Mr. Frankel, in his capacity as the FCR, serves in a fiduciary capacity representing the interests of holders of future PI Trust Claims for the purpose of protecting the rights of such persons.

Mr. Frankel’s business address is c/o Frankel Wyron LLP, 2101 L Street, N.W., Suite 800, Washington, D.C. 20037.

Mr. Frankel currently practices law at the law firm of Frankel Wyron LLP at the address described above. During the last five years, Mr. Frankel has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Frankel is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Plan, WRG granted to the Trust the Warrants to acquire 10,000,000 shares of Common Stock at an exercise price of $17.00 per share, expiring one year from the Effective Date, subject to the terms of the Warrant Agreement and the Warrant Implementation Agreement.

In addition, as part of the Plan, the Trust has been funded with (a) cash in the amount of $451,908,841.56, paid by WRG; (b) rights to all proceeds under all of the Debtors’ insurance policies that are available for payment of PI Trust Claims; (c) cash in the amount of $856,824,355.79 and 18,000,000 shares of common stock of Sealed Air Corporation, a Delaware corporation (“Sealed Air”), paid by Cryovac, Inc. (“Cryovac”) pursuant to the terms of a settlement agreement resolving asbestos-related, successor .liability and fraudulent transfer claims against Sealed Air and Cryovac, (d) cash in the amount of $42,128,587.72 paid by Fresenius AG (“Fresenius”) pursuant to the terms of a settlement agreement resolving asbestos-related, successor liability and fraudulent transfer claims against Fresenius and (e) the right, subordinate to certain senior debt, to receive deferred payments by WRG-Conn of $110,000,000 per year for five years beginning in 2019, and $100,000,000 per year for 10 years beginning in 2024 pursuant to the terms of that certain Deferred Payment Agreement (PI), dated February 3, 2014, by and between W. R. Grace & Co.-Conn, a Connecticut corporation (“WRG-Conn”), WRG and the Trust (the “PI Deferred Payment Agreement”), guaranteed by WRG pursuant to that certain W. R. Grace & Co. Guarantee Agreement (PI), dated February 3, 2014 given by WRG in favor of the Trust (the “Guarantee Agreement”), and secured by WRG’s obligation to issue 77,372,257 shares of Common Stock (the “Deferred Payment Shares”) to the Trust in the event of default, as provided by that certain Share Issuance Agreement (the “Share Issuance Agreement”), dated February 3, 2014, by and among WRG, the Trust and the WRG Asbestos PD Trust, a Delaware statutory trust (the “PD Trust”). The PD Trust is also a party to deferred payment agreements with WRG-Conn (collectively, the “PD Deferred Payment Agreements” and, together with the PI Deferred Payment Agreement, the “Deferred Payment Agreements”) that are also secured by the Deferred Payment Shares, as provided by the Share Issuance Agreement. The Trust and the PD Trust are parties to that certain Intercreditor Agreement, dated February 3, 2014 (the “Intercreditor Agreement”), which governs the respective rights of the Trust and the PD Trust in the Deferred Payment Shares. The foregoing descriptions of the PI Deferred Payment Agreement, the Guarantee Agreement, the Share Issuance Agreement and the Intercreditor Agreement are qualified in their entirety by reference to the full texts thereof, copies of which are attached hereto as Exhibits 5-8, respectively, and are incorporated herein by this reference.

The Warrants, cash and other assets have been delivered to the Trust under the Plan to settle and discharge all PI Trust Claims.

Item 4.	Purpose of Transaction

The purpose of the Trust is to assume all liabilities and responsibility for all PI Trust Claims, and, among other things to: (a) direct the processing, liquidation and payment of all PI Trust Claims in accordance with the Plan, the TDP, and the Confirmation Order; (b) preserve, hold, manage and maximize the assets of the Trust for use in paying and satisfying PI Trust Claims; and (c) qualify at all times as a qualified settlement fund. The Trust is to use the Trust’s assets and income to pay the holders of all PI Trust Claims in accordance with the Trust Agreement and the TDP in such a way that such holders of PI Trust Claims are treated fairly, equitably, and reasonably in light of the finite assets available to satisfy such claims, and to otherwise comply in all respects with the requirements of a trust set forth in Section 524(g)(2)(B) of the United States Bankruptcy Code.

Under the Trust Agreement, the Trust must obtain the consent of the TAC and the FCR to vote shares of Common Stock solely for purposes of electing members of the WRG Board of Directors. The TAC and the FCR also have other stipulated consent and consultation rights under the Trust Agreement and the TDP not related to the Common Stock.

As part of the Plan, WRG-Conn is obligated to make deferred payments to the Trust of $110,000,000 per year for five years beginning in 2019, and $100,000,000 per year for 10 years beginning in 2024 pursuant to the terms of the PI Deferred Payment Agreement. WRG-Conn is also obligated to make deferred payments to the PD Trust under the PD Deferred Payment Agreements as follows: (a) every six months the WRG-Conn will pay an amount equal to certain asbestos property damage claims allowed by the PD Trust during the preceding six months and an amount equal to the PD Trust’s expenses for the prior six months, (b) $30,000,000 on February 3, 2017 and (c) up to ten contingent payments of $8,000,000 per year during the 20-year period beginning on February 3, 2019, with each such payment due only if certain assets of the PD Trust fall below $10,000,000 during the preceding year. WRG has guaranteed WRG-Conn’s obligations under the Deferred Payment Agreements pursuant to the Guarantee Agreement and separate guarantee agreements between WRG and the PD Trust. In addition, such obligations are secured by WRG’s obligation under the Share Issuance Agreement to issue 77,372,257 shares of its Common Stock to the Trust in the event of default under a Deferred Payment Agreement. The respective interests of the Trust and the PD Trust in the Deferred Payment Shares are governed by the Intercreditor Agreement. In general, the interests of the Trust and PD Trust in the Deferred Payment Shares will be proportionate to the outstanding payments due to each under their respective Deferred Payment Agreement(s) with WRG-Conn.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not and, to the best of the Trust’s knowledge, the Trustees do not and, to the best of the TAC’s knowledge, the members of the TAC do not have any present plans, arrangements or understandings that relate to or would result in:

a.	The acquisition by any person of additional securities of WRG, or the disposition of securities of WRG;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving WRG or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of WRG or any of its subsidiaries;

d.	Any change in the present board of directors or management of WRG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of WRG;

f.	Any other material change in WRG’s business or corporate structure including but not limited to, if WRG is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	Changes in WRG’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of WRG by any person;

h.	Causing a class of securities of WRG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of WRG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to those enumerated above.

However, the Reporting Persons intend to review their interest in WRG on a continuing basis and reserve the right to change their plans or intentions at any time depending upon their evaluation of then existing circumstances including, without limitation, the factors referred to above. In addition, the Reporting Persons may, from time to time and at any time, (1) acquire additional shares of Common Stock (subject to availability if the price is deemed favorable) in the open market, in privately negotiated transactions or otherwise or (2) dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise, in each case in accordance with applicable law. The Trust will only acquire or dispose of shares of Common Stock to the extent permitted under the Trust Agreement and in accordance with applicable law.

Item 5.	Interest in Securities of the Issuer

(a) The Trust is the beneficial owner of 10,000,000 shares of Common Stock, which are issuable upon exercise of the Warrants subject to the terms of the Warrant Agreement and the Warrant Implementation Agreement. Neither the TAC nor the FCR own any shares of Common Stock. However, the TAC and the FCR may be deemed to be part of a group of persons (as determined in accordance with Section 13(d) of the Act and the rules promulgated thereunder) with the Trust and, therefore, may also be deemed to be the beneficial owners of the 10,000,000 shares of Common Stock, individually and as a group. Based on WRG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, there were 76,896,708 shares of Common Stock issued and outstanding as of October 31, 2014. The 10,000,000 shares of Common Stock beneficially owned by the Trust represent approximately 11.51% of the outstanding shares of Common Stock, including, for purposes of this calculation, the 10,000,000 shares of Common Stock that WRG is irrevocably committed to issue to the Trust at an exercise price of $17.00 per share under the Warrant Agreement subject to the terms of the Warrant Implementation Agreement. Notwithstanding anything to the contrary contained herein, the TAC and the FCR expressly disclaim beneficial ownership of the 10,000,000 shares of Common Stock and this Statement on Schedule 13D shall not be construed as an admission by the TAC, the members of the TAC or the FCR that such persons are the beneficial owners for any purpose of the shares of Common Stock covered by this Schedule 13D.

(b) The Trust (acting through its Trustees), the TAC (acting through its members) and the FCR may be deemed to share the power to vote 10,000,000 shares of Common Stock solely due to the consent rights of the TAC and the FCR under the Trust Agreement with respect to the manner in which the Trust votes the Common Stock exclusively for the purpose of electing members of the WRG Board of Directors. Neither the TAC nor the FCR have any other power to vote or direct the vote of shares of the Common Stock reported herein. The Trust has the sole power to dispose or direct the disposition of all of the shares of Common Stock reported herein, and neither the TAC nor the FCR have any power to dispose or direct the disposition of such shares of Common Stock.

(c) Except as described above, none of the Trust, the Trustees, the TAC, the members of the TAC nor the FCR has engaged in any transactions in the Common Stock that were effected during the past sixty days.

(d) No person, other than the Trust, has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Trust.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As set forth herein, the Trust is party to the Trust Agreement, Warrant Agreement, Warrant Implementation Agreement, PI Deferred Payment Agreement, Guarantee Agreement, Share Issuance Agreement and Intercreditor Agreement. The TAC and the FCR are also parties to the Trust Agreement. Descriptions of the Trust Agreement, Warrant Agreement, Warrant Implementation Agreement, PI Deferred Payment Agreement, Guarantee Agreement, Share Issuance Agreement and Intercreditor Agreement contained in this Statement on Schedule 13D are qualified in their entirety by reference to the Trust Agreement, Warrant Agreement, Warrant Implementation Agreement, PI Deferred Payment Agreement, Guarantee Agreement Share Issuance Agreement and Intercreditor Agreement, which are attached hereto as Exhibit 1 and Exhibits 3-8, respectively, and are incorporated herein by this reference.

The Trust and WRG are also party to that certain Registration Rights Agreement dated February 3, 2014 (the “Registration Rights Agreement”), which provides that the Trust has certain registration rights with respect to its shares of Common Stock. The Registration Rights Agreement is attached hereto as Exhibit 9 and is incorporated herein by this reference.

Except as set forth herein, none of the Reporting Persons or, to the best of the Trust’s knowledge, the Trustees or, to the best of the TAC’s knowledge, the members of the TAC, have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of WRG, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT NUMBER	TITLE

1	WRG Asbestos PI Trust Agreement, dated February 3, 2014, by and among W. R. Grace & Co., the other Debtors identified therein, the Asbestos PI Future Claimants’ Representative, the Official Committee of Asbestos Personal Injury Claimants, the Asbestos PI Trustees, Wilmington Trust Company and the members of the Trust Advisory Committee (incorporated by reference to Exhibit 10.01 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

2	First Amended Joint Plan of Reorganization for W.R. Grace and other debtors whose Chapter 11 cases are jointly administered under Case No. 01-01139-JKF in the United States Bankruptcy Court for the District of Delaware (incorporated by reference to Exhibit 2.01 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

3	Warrant Agreement, dated February 3, 2014, by and between W. R. Grace & Co. and the WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.09 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

4	Warrant Implementation Letter dated October 25, 2012 among W.R. Grace & Co. and the other parties thereto (incorporated by reference to Exhibit 4.10 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

5	Deferred Payment Agreement (PI), dated February 3, 2014, by and between W. R. Grace & Co.-Conn and the WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.02 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

6	W. R. Grace & Co. Guarantee Agreement (PI), dated February 3, 2014 between W. R. Grace & Co. and the WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.03 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

7	Share Issuance Agreement, dated February 3, 2014, by and among W. R. Grace & Co., WRG Asbestos PD Trust and WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.08 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

8	Intercreditor Agreement, dated February 3, 2014, by and between WRG Asbestos PI Trust and WRG Asbestos PD Trust.

9	Registration Rights Agreement, dated February 3, 2014, by and between W. R. Grace & Co. and WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.11 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

10	Joint Filing Agreement, dated February 11, 2014, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

WRG ASBESTOS PI TRUST

/s/ Harry Huge
Harry Huge, Trustee

/s/ Lewis Sifford
Lewis Sifford, Trustee

/s/ Dean M. Trafelet
Dean M. Trafelet, Trustee
TRUST ADVISORY COMMITTEE

/s/ Russell W. Budd
Russell W. Budd

/s/ John D. Cooney
John D. Cooney

/s/ Joseph F. Rice
Joseph F. Rice

/s/ Perry Weitz
Perry Weitz
ASBESTOS FUTURE CLAIMANTS’ REPRESENTATIVE, under the WRG Asbestos PI Trust Agreement

/s/ Roger Frankel
Roger Frankel

SCHEDULE I

Trustees

1.	Harry Huge

2.	Huge Law Firm
25 E. Battery Street
Charleston, S.C. 29401

3.	Mr. Huge’s principal occupation is the practice of law at the Huge Law Firm at address listed above.

4.	United States

1.	Lewis R. Sifford

2.	Sifford, Anderson & Co., P.C.
5956 Sherry Lane
Suite 1000
Dallas, TX 75225

3.	Mr. Sifford’s principal occupation is the practice of law at Sifford, Anderson & Co., P.C. at the address listed above.

4.	United States

1.	Dean M. Trafelet

2.	50 West Schiller
Chicago, IL 60610

3.	Mr. Trafelet’s principal occupation is as a Trustee of the Trust, as well as his service as a trustee of the Owens Corning/Fibreboard Asbestos Personal Injury Trust, ABB Lummus Global Personal Injury 524(g) Trust and as the court appointed representative for future asbestos claimants in connection with the Armstrong Asbestos Settlement Trust, USG Asbestos Settlement Trust, Pilibrico Asbestos Settlement Trust, Philibrico Silica Settlement Trust and Brauer Supply Company Asbestos Settlement Trust.

4.	United States

Members of the TAC

1.	Russell W. Budd

2.	Baron & Budd P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, TX 75219-4281

3.	Mr. Budd’s principal occupation is as an attorney and Managing Shareholder of Baron & Budd P.C. at the address listed above.

4.	United States

1.	John E. Cooney

2.	Cooney & Conway
120 N. LaSalle Street, 30th Floor
Chicago, IL 60602

3.	Mr. Cooney’s principal occupation is as a Partner with the law firm of Cooney & Conway at the address listed above.

4.	United States

1.	Joseph F. Rice

2.	Motley Rice LLC
28 Bridgeside Boulevard
Mount Pleasant, NC 29465

3.	Mr. Rice’s principal occupation is as a Manager and Member of the law firm of Motley Rice LLC at the address listed above.

4.	United States

1.	Perry Weitz

2.	Weitz & Luxenberg, P.C.
700 Broadway, 8th Floor
New York, NY 10003-9536

3.	Mr. Weitz’s principal occupation is as the President and Managing Attorney of the law firm of Weitz & Luxenberg at the address listed above.

4.	United States